June 7, 2019

Robert D. Bondurant
Executive Vice President and Treasurer and Chief Financial Officer Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           Registration Statement on Form S-3
           Filed June 4, 2019
           File No. 333-231927

Dear Mr. Bondurant:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Eric Johnson